Viceroy Exploration Ltd.	News Release #2004.24

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212	www.viceroyexploration.com

News Release
Bought Deal Offering Completed Total Proceeds of $12.3 Million

Vancouver, British Columbia, December 6, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to announce that it has closed its previously announced bought deal private placement financing through a syndicate of underwriters led by Canaccord Capital Corporation and including Pacific International Securities Inc. and Haywood Securities Inc. (collectively, the "Underwriters"). The agreement was for the sale of 4,695,500 units with the Underwriters granted an over allotment option of 909,150 units. The over allotment was fully subscribed for a total number of units of 5,604,650. Total gross proceeds including the over allotment is $12,330,230. Each unit consists of one common share at a price of $2.20 and one half transferable purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of $2.75 until December 6, 2006. The independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm's length investors.

In consideration for the services of the Underwriters, the Underwriters received a cash commission of $780,015 and 354,552 non-transferable brokers warrants entitling the Underwriters to purchase up to 354,552 common shares of the Company until December 6, 2006 at a price of 2.75 per common share.

The net proceeds from the offering will be used to advance the exploration and evaluation of the 100%-owned Gualcamayo Gold Project in San Juan province, Argentina and for general working capital purposes.

Patrick G. Downey, P.Eng.
President & CEO

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.